SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

March 29, 2012

Commission File Number: 333-130901

MACRO BANK INC.

(Exact name of registrant as specified in its Charter)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

Buenos Aires, March 28th 2012

To

Comisión Nacional de Valores (Argentine Securities Exchange Commission)

Re.: Relevant Event

Please be advised that, as per your request dated March 23rd 2012, the board of directors resolved at its meeting held on the date hereof to adjust the text of item 4 of the agenda included in the notice of the general and special shareholders’ meeting to be held on April 16th 2012 at 11 am, which now reads as follows: “4) Application of retained earnings for the fiscal year 2011. Total Retained Earnings: 2,755,369,055.35, which the board proposes may be applied as follows: a) AR $235,219,384.22 to the Legal Reserve Fund; b) AR $62,934,300.00 to the Special Statutory Reserve Fund for Subordinated Debt Instruments under the global program of Negotiable Obligations approved by the general shareholders’ meeting held on September 1st 2006; c) AR $14,074,628.45 to tax on corporate personal assets and participating interests; d) AR $2,443,140,742.68 to the optional reserve fund for future distributions, pursuant to Communication “A” 5273 issued by the Central Bank of the Republic of Argentina”.

We further inform that when discussing item 4 of the above mentioned agenda, the shareholders’ meeting shall transact business as a special meeting.

Sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 29, 2012

MACRO BANK INC.

By:	/s/ Luis Cerolini
Name: Luis Cerolini
Title: Director